

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Mr. Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

>   **Re: Brazilian Distribution Co. Companhia Brasileira De Distribuição**
>   **Form 20-F for Fiscal Year Ended December 31, 2016**
>   **Filed May 10, 2017**
>   **File No. 001-14626**

Dear Mr. Hidalgo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Jennifer Thompson

                            Jennifer Thompson
                            Accounting Branch Chief
                            Office of Consumer Products